UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

(Translation of registrant’s name into English)

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

Ostin Technology Group Co., Ltd. (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (the “Amendment”) to amend its Report of Foreign Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on December 20, 2024  (the “Original Report”) announcing its plans to effect a reverse share split of its outstanding ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”). This Amendment is being furnished solely for the purpose of clarifying the effective date is changed from December 26, 2024 to December 31, 2024, upon the Company’s communication with The Nasdaq Stock Market LLC, by amending the following sentence to the beginning of the third paragraph of the Original Report: “The Company will effect a reverse share split of its outstanding ordinary shares at a ratio of 1-for-10 that will become effective at 12:00 a.m. Eastern Time on December 31, 2024. The Company’s Class A ordinary shares will begin trading on Nasdaq on a split-adjusted basis when the market opens on December 31, 2024, under the existing symbol, OST, and under a new CUSIP number, G67927114.”

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, restate, or update the information contained in the Original Report, or reflect any events that have occurred after the Original Report was filed.

This Amendment, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms Form F-3 (File No. 333-279177) and to be a part thereof from the date on which this Amendment is filed, and in each instance the related prospectus, as such registration statements and prospectuses may be amended or supplemented from time to time, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

Date: December 23, 2024

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